

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 8, 2008

BY U.S. Mail and facsimile

Mr. Joseph F. Langston, Jr.
Secretary
United Heritage Corporation
Suite 200, One Energy Square
4825 Greenville Avenue
Dallas, Texas 75206

> **Re: United Heritage Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed January 18, 2008**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed July 16, 2007**
> **Form 10-Q for the quarter ended June 30, 2007**
> **Filed August 20, 2007**
> **Form 10-Q for the quarter ended September 30, 2007, as amended**
> **Filed November 14, 2007**
> **File No. 1-10179**

Dear Mr. Langston:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed a Schedule 14A and are soliciting proxies from each of
    your shareholders. We also not that Blackwood Ventures owns in excess of a
    majority of your common stock and has indicated to you that it will vote to approve
    each of the transactions. Since each of the transactions require a majority vote to be
    approved, highlight in an appropriate place in the forepart of the proxy statement
    that based on the indication received by Blackwood that you anticipate that each of
    proposals will be approved. When you discuss each proposal indicate what action
    you will take if there is a negative vote on the matter by the security holders. Refer
    to Item 18 of Schedule 14A.

2. We note the Form 8-K you filed on February 1, 2008 to announce that you had
    received notice from the NASDAQ that for the past 30 consecutive business days,
    the bid price of your common stock closed below the minimum $1.00 per share
    requirement for continued inclusion under Marketplace Rule 4310(c)(4), and that
    you have until July 29, 2008 to regain compliance. We also note the Form 8-K filed
    December 6, 2007 in which you announced that you had been notified by the
    NASDAQ that you were not in compliance with its shareholder equity, market
    value, and net income thresholds. You stated that you had a meeting January 17,
    2008 with NASDAQ to go over your plans to achieve compliance. In a separate
    section in the forepart of the proxy statement, discuss your noncompliance with the
    various NASDAQ rules, the outcome of your meeting on January 17, 2008, your
    plans to achieve compliance, and how the proposals you have presented to
    shareholders for approval will affect your ability to achieve compliance.

3. We note several instances in which you have omitted information. With your next
    amendment, please include all omitted information, including, as examples only,
    your record date, number of authorized shares, the assumptions underlying the value
    of issued options referred to in footnote 1 on page 15 and at the bottom of page 29,
    and the assumptions underlying the value of the warrants on page 8 in your
    discussion of the compensation paid to Applewood Consulting and GWB.

Change of Control, page 2

4. Identify the natural persons who control Blackwood Ventures LLC. State whether
    Blackwood or any of its affiliates has, or had within the past two years, any prior
    relationship with you, your affiliates or Lothian Oil or its affiliates.

5. State how much stock Blackwood and all if its affiliates will own if all of the
    proposals are approved. We also note that you state that Blackwood owns 58.3% of
    your stock, but on page 25 you indicate that it owns 71.3%. Please advise.

Proposals, page 4

General

6. To aid the shareholders' understanding of the impact the proposals will have on the capitalization of the company, put into one table information on all of the proposals that ask for shareholder approval to issue securities. The table should identify the person to whom the securities will be issued, the type of security to be issued, the total possible amount of the security that could be issued, and the purpose of the issuance. You may add footnotes to the table to refer the reader to a further discussion of each proposal. Provide the reader with a total of all of the securities that could be issued under all of the proposals, given that you appear to already have enough votes to approve each proposal.

Proposal 1, page 4

7. Eliminate any gaps in the biographies of each of your directors, and provide the month and year that each person began and ended his affiliation with the various companies listed for at least the past five years. For example, you state that "for the past three years" Mr. Watson has been the Vice President of Exploration and a member of the Board of Energy 51 Ltd./Watch Resources Ltd. Provide the month and year Mr. Watson began his affiliation Energy 51 Ltd./Watch Resources Ltd. State when Mr. Skryanz was affiliated with London Manhattan Securities Inc. State when Mr. Williams became affiliated with Point Capital Partners LLC. This comment also applies to the biography of Mr. Beatson on page 26

8. It appears that Messrs. Watson and Langdon are also executive officers of other companies. Confirm if true and state how much time it is expected that they will devote to your business. This comment also applies to the biography of Mr. Beatson on page 26.

Proposal 3, page 7

9. Specify the amount of securities that will be issued to each of DK True Energy and RTP Secure Energy.

10. We note your statement that Blackwood Ventures has executed a voting agreement to approve these warrants. Explain what you mean by this statement and reconcile it with your prior statement that Blackwood has "indicated" that it will approve each proposal.

Proposal 4, page 8

11. Explain why you pay Messrs. Watson and Beatson indirectly pursuant to consulting agreements with Applewood Consulting and GWB Consulting, respectively, as opposed to paying each officer directly.

12. Specify the number of shares you will issue to Applewood Consulting in order to give it common stock having a value of $60,000. State whether you have begun paying Applewood the $5,000 per month in compensation.

13. We note that you pay Applewood $5,000 per month in compensation and pay $12,000 per month to GWB. Please explain why you pay GWB this amount, as compared to the amount you pay Applewood.

Proposal 5, page 9

14. Provide the closing price of your stock on December 18, 2007.

Proposal 8, page 10

15. We note the table on page 14. Explain what you mean by a "renewal bonus."

16. We note your reference to an employment agreement with Mr. Langston. Elsewhere as appropriate, describe the material terms of the employment agreement.

Proposal 9, page 15

17. Explain why you were indebted to Blackwood.

Proposal 11, page 17

18. State the price per share used to determine the number of shares to issue Blackwood.

Proposal 12, page 17

19. State the net proceeds to you as a result of the January 2008 sale of stock.

Proposal 14

To approve a Change of Control of the Company's Domicile from Utah to Delaware

Significant Differences between the Corporate Laws of Utah and Delaware, page 21

20. Expand your discussion of the differences to discuss all the material differences between the two laws, or state that they are the same. Under each heading, in separate paragraphs, describe the laws of Delaware and Utah.

Summary of Executive Compensation, page 26

21. Provide the information required by Item 402(b). We note particularly Instruction 2 to Item 402(b) that requires a discussion and analysis of actions taken after the registrant's last fiscal year end.

Form 10-K for the fiscal year ended March 31, 2007

Business

The 2007 Fiscal Year Page 3

22. We note your statement that in 2006 you commissioned an independent engineering study which concluded that "there was no present recovery value of the oil and gas in the Wardlaw field."   We also note the press releases attached as exhibits to the Form 8-Ks filed on October 2, 2007, October 10, 2007 and December 12, 2007 in which you state that the ultimate recovery from the Wardlaw field could be in excess of 30% of the estimated 168 million barrels of oil in place, as estimated by an 1984 engineering report by JR Butler & Co. Supplementally, tell us how you reached this conclusion given the results of your 2006 study.

Form 10-K for the fiscal year ended March 31, 2007

Form 10-Q for the quarter ended June 30, 2007

Form 10-Q for the quarter ended September 30, 2007, as amended

Controls and Procedures

23.   We note that in each of these filings your officers have not reached a conclusion about the effectiveness of your disclosure controls and procedures. Please amend your filings to provide the conclusion of your CEO and CFO as to the effectiveness of your disclosure controls and procedures for the period covered by each report. Refer to Item 307 of Regulation S-K.

24.   In regard to the material weakness involving the processes, procedures and controls relating to the preparation of your quarterly and annual financial statements which resulted in adjustments relating to the recording of stock options, state when this material weakness was discovered, by whom it was discovered, steps you took during the period to remedy the weakness and why it persisted at the end of the period covered by the report.

25.   We note your statement that "other than as described above, there were no changes in our internal controls or in other factors that could significantly affect controls subsequent to the date of their evaluation." It does not appear that you have disclosed any changes in your internal controls over financial reporting. Please provide the information required by Item 308(c) of Regulation S-K.

Closing Comments

          As appropriate, please amend your Form 10-K and Form 10-Qs within ten days of receipt of these comments. As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Sapone, Esq. (by facsimile)
    D. Levy